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FILED BY AVANT! CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF
1933. IN ADDITION, AVANT! CORPORATION DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934. SUBJECT CORPORATION:
AVANT! CORPORATION, FILE NO. 000-19807

On January 28, 2002, Avant! Corporation and Synopsys jointly issued the following press release.

[AVANT! LOGO]
46871 Bayside Parkway, Fremont, CA 94538 www.avanticorp.com

                                                            NEWS
EDITORIAL CONTACTS:

Craig Cochran                                      Lynda DeVol
Synopsys, Inc.                                     Avant! Corporation
(650) 584-4230                                     (858) 597-7534
craig@synopsys.com                                 lynda_devol@avanticorp.com

Jodi Warner
Edelman Public Relations
(650) 429-2752
jodi.warner@edelman.com


INVESTOR CONTACTS:

Steve Shevick                                      Dennis Heller
Synopsys, Inc.                                     Avant! Corporation
(650) 584-4880                                     (510) 413-8704
shevick@synopsys.com                               dennis_heller@avanticorp.com


                   SYNOPSYS AND AVANT! RECEIVE FTC REQUEST FOR
                       ADDITIONAL INFORMATION ABOUT MERGER

          MOUNTAIN VIEW, CALIF., JANUARY 28, 2002-- Synopsys, Inc. (Nasdaq:SNPS) and Avant! Corporation (Nasdaq:AVNT), today announced that they have received from the Federal Trade Commission (FTC) a request for additional information and documentary material regarding their proposed merger. Synopsys and Avant! are continuing to work closely with the FTC staff and intend to provide the requested additional information and documentary material. As previously announced, the merger is expected to close some time between March to June of 2002, pending expiration of the Hart-Scott-Rodino waiting period, the approval of both the Synopsys and Avant! shareholders and other customary closing conditions.

                           Forward Looking Statements:

        This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected date of closing the acquisition; future financial and operating results; and timing and benefits of the acquisition. These statements are based on Synopsys' and Avant!'s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include the successful closing of the acquisition; changes in both companies' businesses during the period between now and the closing date; litigation relating to the transaction or the businesses, including the outcome of litigation between Avant! and Cadence Design Systems, Inc.; the successful integration of Avant! into Synopsys' business subsequent to the closing of the acquisition; timely development, production and acceptance of products and services contemplated by the merged company after completion of the proposed acquisition; increasing competition in the market for design implementation or design verification software; the ability to retain key management and technical personnel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Synopsys' report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on September 18, 2001 (pp. 21-23), and on Avant!'s report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on November 14, 2001 (pp. 21-27). Synopsys and Avant! are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

        In connection with the proposed merger, Synopsys and Avant! filed with the Securities and Exchange Commission on December 21, 2001, a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Synopsys and Avant! and a prospectus of Synopsys. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED MERGER, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE MERGER, WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT

INFORMATION. Investors and security holders may obtain a free copy of the preliminary joint proxy statement / prospectus and the definitive joint proxy statement / prospectus (when available) and other related documents filed by Synopsys and Avant! with the SEC at the SEC's website at www.sec.gov. The definitive joint proxy statement / prospectus (when it is available) and the other documents may also be obtained for free by accessing Synopsys' website at www.synopsys.com or by directing a request by mail or telephone to 700 E. Middlefield Road, Mountain View, CA 94043, Attention: Company Secretary, (650) 584-5000, or by accessing Avant!'s website at www.avanticorp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Fremont, CA 94538,
Attention: Company Secretary, (510) 413-8000.

        Synopsys, Avant!, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Synopsys stockholders, or the Avant! stockholders, as the case may be, in connection with the proposed merger, is set forth in the preliminary joint proxy statement / prospectus and will be set forth in the definitive joint proxy statement / prospectus when it is filed with the SEC.

ABOUT SYNOPSYS

        Synopsys, Inc. (Nasdaq:SNPS), headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

ABOUT AVANT!

        Avant! Corporation develops, markets, and supports integrated circuit
(IC) design automation software solutions (from system definition to mask synthesis) for the rapid design of multimillion gate products including system on chip (SoC). These ICs power consumer electronics, Internet infrastructure, wireless, telecommunications, and automotive products. The Company is the leading provider of physical foundation IP libraries for IC design and provides a full suite of software for integrated circuit design, process simulation, device modeling, and mask synthesis.

        Avant! is a global company with over 65 offices in 18 countries.
Telephone: 510-413-8000. Fax: 510-413-8080. Worldwide web: www.avanticorp.com.

                                      # # #

Synopsys is a registered trademark of Synopsys, Inc. Avant!, SinglePass and MilkyWay are trademarks of Avant! Corporation. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.